Exhibit 1

TTI-Team-Telecom International Ltd. 12 Amal Street, Afek Park Rosh Ha'ayin 48092, Israel Tel: +972-3-926-9700 Fax: +972-3-926-9849 www.tti-telecom.com

November 24, 2008

Dear Shareholder,

        You are cordially invited to attend the 2008 Annual General Meeting of Shareholders of TTI Team Telecom International Ltd. to be held on Tuesday, December 23, 2008, at 5:00 p.m. (Israel time), at our executive offices at 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel.

        We encourage you to read carefully the accompanying proxy statement/information statement, which discusses in detail the various matters to be voted upon at the Annual General Meeting.

        Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

        We appreciate your continuing interest in TTI Team Telecom International Ltd.

Very truly yours, Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer

TTI TEAM TELECOM INTERNATIONAL LTD.

NOTICE OF THE 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that the 2008 Annual General Meeting of Shareholders (the “Meeting” or “Annual General Meeting”) of TTI Team Telecom International Ltd. (the “Company”) will be held on Tuesday, December 23, 2008, at 5:00 p.m. (Israel time), at the offices of the Company, 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel, for the following purposes:

    (1)       To re-appoint Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors until immediately following the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

(2) To re-elect Meir Lipshes, Meir Dvir and Ilan Toker to the Company’s board of directors;

    (3)        To authorize Meir Lipshes, the Chairman of the Board of Directors of the Company, to continue to serve as the Chief Executive Officer of the Company until the annual general meeting of the Company to take place in 2009, or until the board of directors of the Company appoints a new Chief Executive Officer to the Company;

(4) To consider the financial statements of the Company for the year ended December 31, 2007; and

(5) To transact such other business as may properly come before the Meeting or any adjournment thereof.

        Shareholders of record at the close of business on November 20, 2008, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. A copy of our financial statements is enclosed with, but does not constitute part of, the accompanying proxy statement. Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

        Shareholders who are unable to attend the Annual General Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

By Order of the Board of Directors Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer

November 24, 2008

TTI TEAM TELECOM INTERNATIONAL LTD.
12 Amal Street, Afek Park,
Rosh Ha’ayin, Israel

PROXY STATEMENT

        This proxy statement is being furnished to the shareholders of TTI Team Telecom International Ltd. (“we” or the “Company”) in connection with the solicitation of proxies by the board of directors of the Company for use at the 2008 Annual General Meeting of shareholders to be held on Tuesday, December 23, 2008, and at any adjournment thereof. This proxy statement and the accompanying form of proxy are first being mailed to our shareholders on or about November 24, 2008.

Purpose of the 2008 Annual General Meeting

        The agenda of the 2008 Annual General Meeting will be as follows:

    (1)        To re-appoint Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors until immediately following the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

(2) To re-elect Meir Lipshes, Meir Dvir and Ilan Toker to the Company’s board of directors;

    (3)        To authorize Meir Lipshes, the Chairman of the Board of Directors of the Company, to continue to serve as the Chief Executive Officer of the Company until the annual general meeting of the Company to take place in 2009, or until the board of directors of the Company appoints a new Chief Executive Officer to the Company;

(4) To consider the financial statements of the Company for the year ended December 31, 2007; and

(5) To transact such other business as may properly come before the Meeting or any adjournment thereof.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our shares at the close of business on November 20, 2008, the Meeting record date, are entitled to notice of, and to vote at, the 2008 Annual General Meeting. The Company had 16,003,155 Ordinary Shares, NIS 0.50 nominal value each (“Ordinary Shares”), and 2,936,389 Series A Preferred Shares, NIS 0.50 nominal value each (“Series A Preferred Shares”), outstanding on November 3, 2008. Each Ordinary Share and each Series A Preferred Share outstanding on the Meeting record date will entitle its holder to one vote upon each of the matters to be presented at the 2008 Annual General Meeting.

        A quorum must be present in order for the 2008 Annual General Meeting to be held. According to our Amended and Restated Articles of Association (the “Articles of Association”), the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing at least one third (33.3%) of the total voting rights in the Company. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, December 30, 2008 at the same time and place or, if the Chairman of the Board of Directors of the Company so determines, with the consent of a majority of the shares represented at the Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Proxies for use at the 2008 Annual General Meeting are being solicited by the board of directors of the Company. Proxies are being mailed to shareholders on or about November 24, 2008, and will be solicited primarily by mail; however, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. We also reserve our right to engage a proxy solicitor in connection with this solicitation. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of our shares.

        All shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the 2008 Annual General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the 2008 Annual General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the meeting by communicating such revocation in writing to the Company’s Chief Financial Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the 2008 Annual General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 12 Amal Street, Afek Park, Rosh Ha’ayin, Israel, Attention: Tali Cohen-Tueg, Acting Chief Financial Officer.

Security Ownership of Major Shareholders

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares or preferred shares as of November 3, 2008:

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares *	Number of preferred shares held	Percentage of our outstanding preferred shares **	Total shares beneficially owned ***	Percentage of our outstanding share capital****

Shlomo Eisenberg (1)(2)(3)	4,379,142	27.4%	-	-	4,379,142	23.1%
Neuberger & Berman (4)(5)	1,180,332	7.4%	1,799,995	61.3%	3,980,325	21.0%
Rima Management, LLC and
Richard Mashaal (6)	1,013,785	6.3%	227,300	7.7%	1,332,005	7.7%

S Squared Technology (7)	-	-	909,091	30.9%	1,272,728	6.7%

* Based on an aggregate of 16,003,155 ordinary shares outstanding as of November 3, 2008.
** Based on an aggregate of 2,936,389 preferred shares outstanding as of November 3, 2008.
*** Includes shares underlying options or warrants held by such person that are exercisable within 60 days.
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.
**** Based on an aggregate of 18,939,544 ordinary and preferred shares outstanding as of November 3, 2008.

(1)	To the Company’s knowledge, Shlomo Eisenberg holds 744,836 ordinary shares, 67,468 ordinary shares through a wholly owned corporation, and his wife, Tirza Eisenberg, holds 188,912 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14% of Team Computers and Systems Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Team Computers and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(2)	Arad, directly and indirectly (through a wholly owned corporation), holds 3,227,476 ordinary share. In addition, Arad owns 50.64% of Team Computers and, therefore, may be deemed to beneficially own the ordinary shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(3)	Team Software holds 145,150 ordinary shares. Team Computers holds 5,300 ordinary shares. Since Team Computers holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of November 3, 2008, Meir Lipshes, the Chairman of our board of directors and CEO, owned approximately 6.6% of Team Computers’ shares. Mr. Lipshes disclaims any beneficial ownership. As of November 3, 2008, Meir Lipshes owned approximately 2.5% of our outstanding shares directly.

(4)	As of May 9, 2006, based on a Schedule 13D/A filed by Neuberger & Berman with the SEC on May 25, 2006. Neuberger Berman, L.L.C., a Delaware limited liability company (“NB LLC”), serves as the investment adviser to LibertyView Special Opportunities Fund, L.P., a Delaware limited partnership (“LV Opportunities”), LibertyView Funds, L.P., a Delaware limited partnership (“LV Funds”), and certain other investment funds and accounts (together with LV Opportunities and LV Funds, the “Funds”). Neuberger Berman, Inc., a Delaware corporation (“NB Inc.”), serves as the sole owner and managing member of NB LLC. NB LLC may be deemed to beneficially own the ordinary shares directly held by the Funds and NB Inc. may be deemed to control NB LLC by virtue of its position as the sole owner and managing member of NB LLC. The 3,980,325 shares reported as beneficially owned by NB LLC include 1,180,332 ordinary shares, 1,799,995 Series A Preferred Shares, and 999,999 warrants to purchase ordinary shares which are exercisable within 60 days.

(5)	LV Opportunities holds 1,363,635 Series A Preferred Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LV Funds holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share.

(6)	As of December 31, 2007, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the SEC on February 13, 2008. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 1,332,005 ordinary shares (comprised of 227,300 Series A Preferred Shares and 90,920 warrants to purchase ordinary shares which are exercisable within 60 days, with an exercise price of $2.5 per share) .

(7)	As of December 31, 2007, based on a Schedule 13G/A filed by S Squared Technology, LLC with the SEC on January 17, 2008. The Schedule 13G/A indicates that S Squared Technology LLC, or SST, holds a total of 991,283 ordinary shares (out of which 708,059 Series A Preferred Shares and and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share ) and S Squared Technology Partners , LP , or SSTP, beneficially owns 281,445 ordinary shares (out of which 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share). Seymour L. Goldblatt, the President of each of SST and SSTP, and Kenneth A. Goldblatt, who beneficially own a majority of the interests in SST disclaim beneficially ownership of the ordinary shares held by SST and SSTP.

Security Ownership of Our Directors and Executive Officers

The following table details, as of November 3, 2008, the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days) by our directors and executive officers:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Meir Lipshes (1)	476,563	2.5%

All other directors and executive officers, as a group (consisting of
10 persons, other than Meir Lipshes) (2)	161,000	*

*	less than 1% of our outstanding ordinary shares.

(1)	As of November 3, 2008, Team Computers and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 150,450 of our ordinary shares, representing approximately 0.8% of our outstanding share capital and voting rights. As of November 3, 2008, Meir Lipshes, the Chairman of our board of directors and our acting Chief Executive Officer, owned approximately 6.6% of Team Computers’ shares. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Team Computers in us.

(2)	The number of shares owned consists mostly of options exercisable into ordinary shares within 60 days. The options have exercise prices ranging from $3.5 per share to $8.0 per share, and expire between June 30, 2009 and January 10, 2011.

AGENDA OF THE 2008 ANNUAL GENERAL MEETING

Item 1 – Appointment of Auditors

        At the Meeting, the shareholders will be asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, independent certified public accountants in Israel, and a member of the Ernst & Young international accounting firm, to serve as our auditors until the next annual general meeting of shareholders. The auditors have no relationship with us or with any of our affiliates, except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services.

        The shareholders will also be asked to authorize our board of directors to delegate to our audit committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2007, we paid Kost, Forer, Gabbay & Kasierer, $155,000 for auditing and audit-related services, $45,000 for tax related services, and $15,000 for other services.

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that Kost, Forer, Gabbay & Kasierer be appointed as the auditors of the Company until immediately following the next annual general meeting of shareholders.

        RESOLVED, that the board of directors of the Company be authorized to fix the compensation of the auditors, or to delegate the Audit Committee thereof to do so.”

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter.

        The board of directors of the Company recommends that the shareholders vote FOR the approval of the proposed resolutions.

Item 2 – Election of Directors

        At the Meeting, shareholders will be asked to re-elect the following three directors to our board of directors:

Meir Lipshes Meir Dvir Ilan Toker

        The following information is supplied with respect to each person recommended to be re-elected to the board of directors of the Company, and is based upon the records of the Company and information furnished to it by the nominees.

        Meir Lipshes serves as our acting Chief Executive Officer since December 2006 and as our Chairman of board of directors since January 2005. He has served as one of our directors since we commenced independent operations in September 1992. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004 and from March 2005 through November 2005 (on an interim basis). Mr. Lipshes was one of the founders, and is a current shareholder, of Team Software, our former principal shareholder, served as Team’s President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

        Dr. Meir Dvir became a director in 1997. Since 1994, Dr. Dvir serves as President of Dea Shnia Ltd., a consulting company. Dr. Dvir additionally has held the following positions, among others: Board member of Bank Leumi Ltd. from 1999 to 2005, Board member of TAT Technologies Ltd. from 1994 to 2008, Executive Vice President of R&D and Business Development at Israel Aircraft Industries from 1985 to 1994, Director of the Aircraft Division of Israel Aircraft Industries from 1987 to 1989, Chief Operating officer of Elscint Ltd., a publicly-held Israeli high technology and defense company from 1984 to 1985, and President of Israeli Aircraft Industries from 1982 to 1983. Dr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

        Ilan Toker became a director in 2004.  Mr. Toker is an executive of Arad Investments and Industry Development Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange), where he has served as the Chief Financial Officer since 2000.  Mr. Toker is the Chief Financial Officer of Malam – Team Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.)   From 1997 until 2007 Mr. Toker has been the Chief Financial Officer of Isras Investment Company Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.). Mr. Toker is a director in Isras Investment Company Ltd. and in Hassin Esh Ceramic Products Company (1990) Ltd. Mr. Toker holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel Aviv University.

        Our directors will continue to receive the fees approved by our shareholders in the past. For details, see below under the caption “Directors Compensation.”

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that Meir Lipshes be re-elected to the board of directors of the Company, effective immediately.

        RESOLVED, that Meir Dvir be re-elected to the board of directors of the Company, effective immediately.

        RESOLVED, that Ilan Toker be re-elected to the board of directors of the Company, effective immediately.”

        Approval of the election of each of the nominees named above as a director will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

        The board of directors of the Company recommends that the shareholders vote FOR the election of all of the nominees named above.

External Directors Continuing in Office

        Julie Kunstler, who was elected as external director of the Company to serve until August 2009, and Doron Zinger, who was elected as external director of the Company to serve until March 2010, continue to serve the Company as external directors. A brief biography of Ms. Kunstler and Mr. Zinger follows.

        Julie Kunstler became a director in August 2006. She is the managing director and founder of Portview Communications Partners, a venture capital fund. From 1990 to 2002, she was the managing director of HK Catalyst Strategy & Finance Ltd. Ms. Kunstler is also the Vice President of Business Development at Teknovus Inc., a developer of broadband access semiconductor solutions. Ms Kunstler is a director or observer for several privately-held, communications technology companies, including: FiberZone Networks, Teknovus, QST and Teranetics. Ms. Kunstler holds a BA degree in urban planning from the University of Cincinnati and an MBA degree from University of Chicago.

        Doron Zinger became a director in 2004. Mr. Zinger serves as the chief executive officer of Zinger Communications Ltd., a consulting and management company, since July 2008. From 2005 to 2008 he was the chief executive officer of RiT Technologies Ltd., a NASDAQ-listed company engaged in providing physical network infrastructure control and management solutions. Mr Zinger was also a venture partner (Telecommunications) with Giza Venture Capital Fund, and a member of the Board of Directors of Vsecure Ltd. Mr. Zinger was a member of the Advisory Board of Iamba Technologies Limited until October 2004, member of the Advisory Board of Main.net communications Ltd until June 2004 and a member of the Advisory Board of Cellot until December 2004. From February through July 2000, Mr. Zinger served as Chief Executive Officer of Lambda Crossing Ltd., a start-up company engaged in the development of electro optic components for optical communications networks. From 1997 through 2000, Mr. Zinger served as President and Chief Executive Officer of VocalTec Communications Ltd., a leading company in the emerging IP telephony industry. From 1980 through 1997, Mr. Zinger held various technical, marketing and management positions at ECI Telecom Ltd., a leading provider of telecommunications equipment worldwide, including: Senior Vice President and Chief Operating Officer from 1995 through 1997, Corporate Vice President and General Manager DCME SBU from 1993 through 1995, and Director of Marketing and Sales Telecommunications Products from 1991 through 1993. Mr. Zinger received a B.Sc. degree from The Technion Israel Institute of Technology in 1975, and an MBA from Tel Aviv University in 1991. Mr. Zinger is a Major (Res.) in the Israeli Navy.

Directors Compensation

        In July 2008, the Company’s shareholders approved the following compensation to non-employee directors of the Company, who may serve the Company from time to time: (1) annual compensation of NIS 80,000 (currently equates to approximately $21,050) and (2) compensation per board meeting or per board committee meeting of NIS 3,000 (currently equates to approximately $790), all linked to the CPI, effective April 1, 2008. All non-employee directors are also entitled to receive reimbursement of expenses.

        In November 2006, our board of directors authorized the grant of options to purchase up to 15,000 ordinary shares to each of our directors (except for Meir Lipshes), at an exercise price of $3.5 per share. The grant was approved by our shareholders in December 2006. However, one of our directors, Ilan Toker, decided to waive his right to these options. The options granted to the directors in 2006, in an aggregate amount of 60,000, vest over a period of 3 years and shall expire in November 2011.

        The total compensation paid to Meir Lipshes during 2007 was $415,084 compared to $200,279 in 2006. The total amount of compensation paid to Meir Lipshes during 2006 and 2007 includes pension, retirement and similar benefits. We pay Meir Lipshes a monthly management fee of approximately NIS 100,000 (approximately $26,000 according to the exchange rate prevailing on December 31, 2007) linked to the CPI, plus applicable social benefits. In addition, in June 2008, the Company’s shareholders approved the grant of a special cash bonus to Mr. Lipshes in the amount of NIS 510,696 (equating to approximately $148,000), reflecting an amount equal to six (6) times his monthly service fees.

ITEM 3 – Chief Executive Officer and Chairman of the Board of Directors Concurrent Office

        According to Sections 95(a) and 121(c) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the chief executive officer of a public company is permitted to serve also as the chairman of the board of directors only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

        Meir Lipshes served as one of the Company’s directors since it commenced independent operations in September 1992. In December 2004, he became the Chairman of the Board of Directors. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004, and from March 2005 through November 2005 (on an interim basis). In December 2005, Ruben Markus was appointed our Chief Executive Officer. Mr. Markus resigned in November 2006 and, since December 2006, Meir Lipshes assumed his responsibilities and is serving as our acting Chief Executive Officer.

        At this time, we have not been able to identify a suitable candidate to serve as our Chief Executive Officer. Moreover, our board of directors believes that it is in the best interest of our company to allow Mr. Lipshes to continue to act as our Chief Executive Officer until the annual general meeting of the Company to take place in 2009, or until the board of directors of the Company appoints new Chief Executive Officer to the Company, in light of, among others, Mr. Lipshes experience and familiarity with the company’s business. Even if this matter is approved, Mr. Lipshes, if nominated by our board of directors, will be required to stand for reelection as a director at each annual general meeting of our shareholders. In addition, his service as Chairman and as Chief Executive Officer will each continue to be at the pleasure of our board.

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, to authorize Meir Lipshes to continue to serve as both the Company’s Chairman of the Board and Chief Executive Officer until the annual general meeting of the Company to take place in 2009, or until the board of directors of the Company appoints new Chief Executive Officer to the Company.”

Required Vote

        The affirmative vote of a majority of the shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolutions.

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 4 – Consideration of the Financial Statements of the Company

        At the Meeting, the auditors’ report and our audited consolidated financial statements for the fiscal year ended December 31, 2007 (together, the “2007 Financial Statements”) will be presented for discussion as required by the Companies Law.

        The 2007 Financial Statements are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC) on March 31, 2008. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

        This item will not involve a vote of the shareholders.

Other Matters

        It is not anticipated that there will be presented at the 2008 Annual General Meeting any matters other than those on the agenda described above. If any other matters should come before the 2008 Annual General Meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

Dated: November 24, 2008	By Order of the Board of Directors Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer